Execution Copy

SECOND AMENDMENT TO CREDIT AGREEMENT

This Agreement dated as of May 28, 2020 made among:

ORGANIGRAM HOLDINGS INC.

as Borrower

- and -

BANK OF MONTREAL, CANADIAN WESTERN BANK, CONCENTRA BANK and FARM CREDIT CANADA

as Lenders

- and -

BANK OF MONTREAL

as Administrative Agent

WHEREAS the undersigned are parties to the credit agreement dated as of May 31, 2019 as amended by a first amendment dated November 15, 2019 (as amended, the "Credit Agreement");

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

1. Terms used in this agreement (including the recitals hereto) as defined terms shall have the respective meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.

2. The following defined terms in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Applicable Margin" means in respect of any Availment Option and in respect of any Fiscal Quarter from:

(i) May 31, 2020 to the Conversion Date, the percentage in the column below relating to such Availment Option:

Prime-Based Loans	Bankers' Acceptances / BA Equivalent Loans / Letter of Credit	Standby Fee
[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]

(ii) after the Conversion Date and at all times thereafter, the percentage in the column relating to such Availment Option in the following table which corresponds to the applicable Senior Funded Debt to EBITDA Ratio in respect of such Fiscal Quarter, which percentage shall be subject to adjustment from time to time as provided in Section 5.01(d):

Pricing Level	Senior Funded Debt to EBITDA	Prime-Based Loans	Bankers' Acceptances / BA Equivalent Loans / Letter of Credit	Standby Fee
1	< 1.50:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
2	> 1.50:1 < 2.00:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
3	> 2.00:1 < 2.50: 1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
4	> 2.50:1 < 3.00:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]
5.	> 3.00:1	[Redacted: Margin]	[Redacted: Margin]	[Redacted: Margin]

"Conversion Date" means November 30, 2021, or such other date as may be mutually agreed among the Agent, the Lenders and the Borrower; provided that no Default or Event of Default shall have occurred and be continuing and the Borrower shall be in compliance with all terms and conditions herein, including all financial covenants which will apply from and after such date, and the Borrower shall have provided a certificate to the Agent and the Lenders confirming such compliance.

"Permitted Issuance" means an Equity Issuance or the incurrence of Subordinated Debt by the Borrower to be completed on or before December 31, 2020, provided that: (i) such Equity Issuance or incurrence of Subordinated Debt does not exceed [Redacted: Threshold] if such Equity Issuance or incurrence of Subordinated Debt is by way of a public offering pursuant to a prospectus; or (ii) such Equity Issuance or incurrence of Subordinated Debt does not exceed [Redacted: Threshold] if such Equity Issuance or incurrence of Subordinated Debt is by way of a private placement pursuant to an offering memorandum; and (iii) prior to and immediately after giving effect to such Equity Issuance or Subordinated Debt: (A) all representations and warranties herein continue to be true and correct in all material respects; and (B) no Event of Default shall have occurred and be continuing.

3. The following defined terms are hereby added to Section 1.01 of the Credit Agreement in the correct alphabetical order:

"Cash Collateral" has the meaning set out in Section 7.01 (o).

"Professional Advisor" means an independent third-party advisor appointed by the Agent on behalf of the Lenders, from time to time.

"Unrestricted Cash" the amount of all monies standing to the credit of the Secured Companies that is in bank accounts or deposit instruments maintained by the Secured Companies in accordance with this Agreement that are (A) (i) not subject to any Lien (other than a Permitted Lien), and (ii) not subject to any restriction (specifically including for greater certainty any restriction under a Permitted Lien) which would prevent the Secured Companies from using such monies for operating purposes in the ordinary course of business; less (B) the Outstanding Principal Amount under Facility A at such date. For greater certainty, Unrestricted Cash shall include the Cash Collateral pledged pursuant to Section 8.01(i) herein.

4. Section 3.03 of the Credit Agreement is hereby amended by deleting the date "March 31, 2020" and replacing it with the date "July 31, 2020".

5. Section 3.04(a) of the Credit Agreement is hereby amended by deleting the date "May 31, 2020" and replacing it with the date "November 30, 2020".

6. Section 3.04(b)(ii) of the Credit Agreement is hereby amended by deleting the words "Permitted Equity Issuance" and replacing them with the words "Permitted Issuance".

7. Section 3.04(b)(iii) of the Credit Agreement is hereby deleted and replaced with the following:

(iii) If any Company receives net proceeds equal to or greater than [Redacted: Threshold] from a transaction involving the sale, leasing or other disposition of any individual asset or group of related assets in one or a series of related transactions (other than sales in the ordinary course of business or the disposition of Investments permitted hereunder), within one hundred eighty (180) days after receipt of such net proceeds the Borrower shall make a Repayment in an amount equal to the portion of such net proceeds which have not been applied (a) to purchase similar assets (other than current assets) or (b) in respect of Capital Expenditures incurred in accordance with Section 7.02(r).

8. Section 3.08 of the Credit Agreement is hereby deleted and replaced with the words:

3.08 - [Intentionally deleted].

9. Section 7.01(l) of the Credit Agreement is hereby deleted and replaced with the following:

(l) Bank Accounts and Service Agreements - on or after August 31, 2020, maintain all of its bank accounts and Service Agreements with BMO and its Affiliates, except for bank accounts having an aggregate principal balance of less than [Redacted: Threshold] and in respect of which deposit account control agreements have been provided in favour of the Agent to the extent requested by the Agent upon the instructions of the Required Lenders;

10. Section 7.01 of the Credit Agreement is hereby amended to delete the "and" at the end of subparagraph (n), to insert a new subparagraph (o) below and to reorder the remainder of the Section accordingly:

(o) Cash Collateral - in the case of the Borrower, (i) establish and maintain a bank account maintained by the Secured Companies with the Agent and shall deposit and maintain cash collateral in such account, or (ii) deposit with the Agent deposit instruments in the name of the Secured Companies, in each case, in the amount of Eight Million Dollars ($8,000,000) at all times (the "Cash Collateral"); and

11. Section 7.02(g) of the Credit Agreement is hereby deleted and replaced with the following:

(g) Distributions - make any Distribution, except that following the Conversion Date Distributions may be made as follows:

(i) each Company may make Distributions to a Company, provided that the Agent holds a First-Ranking Security Interest in all property and assets of the Company receiving such Distribution; and

(ii) the Borrower may make Distributions provided that both before and immediately after each such Distribution the Borrower is in compliance with all financial covenants in Section 7.03 herein and no Default or Event of Default has occurred which is continuing;

12. Section 7.02 of the Credit Agreement is hereby amended by deleting the word "or" after paragraph (p), deleting the "." at the end of paragraph (q) and replacing it with "; or", and adding the following paragraph (r):

(r) Capital Expenditures - for the Fiscal Quarter ending August 31, 2020, to and including the Fiscal Quarter ending November 30, 2021, make any Capital Expenditures, except the Companies may make Capital Expenditures provided that no Default or Event of Default shall have occurred and be continuing or would exist immediately thereafter and such Capital Expenditures are financed by proceeds from (i) an Equity Issuance; (ii) an Advance under Facility B; or (iii) the disposition of assets or Investments of the Companies in accordance with this Agreement, to the extent that such proceeds are not required to be applied as a Repayment pursuant to Section 3.04(b)(ii) or Section 3.04(b)(iii);

13. Section 7.03 of the Credit Agreement is hereby deleted and replaced with the following Section:

The Borrower agrees to maintain on a consolidated basis, the financial ratios listed below:

1. Until the Conversion Date,

(i) the EBITDA of the Borrower shall not be less than the following amounts at the following times:

A. for the Fiscal Quarter ending August 31, 2020: $1,700,000;

B. for the Fiscal Quarter ending November 30, 2020: $1,000,000;

C. for the Fiscal Quarter ending February 28, 2021: $1,600,000;

D. for the Fiscal Quarter ending May 31, 2021: $4,200,000;

E. for the Fiscal Quarter ending August 31, 2021: $6,000,000; and

F. for the Fiscal Quarter ending on the Conversion Date: $10,000,000; and

(ii) The ratio of Total Funded Debt to Tangible Net Worth shall not exceed 0.50:1 at any time.

2. After the Conversion Date:

(i) the Fixed Charge Coverage Ratio shall be not less than 1.25:1 at any time.

(ii) the Senior Funded Debt to EBITDA Ratio shall not exceed 3.25:1 at any time.

(iii) the Total Funded Debt to EBITDA Ratio shall not exceed 4.00:1 at any time.

3. The Borrower shall maintain with the Agent not less than Thirty Million ($30,000,000) of Unrestricted Cash at all times (which, for greater certainty, shall include the Cash Collateral pledged pursuant to Section 8.01(i) herein).

14. Paragraph (a) of Section 7.04 of the Credit Agreement is hereby amended by (a) deleting the word "President" and replacing it with "Chief Executive Officer" and (b) deleting the "and" at the end of subparagraph (ii), inserting "and" at the end of subparagraph (iii) and adding the following subparagraph immediately after subparagraph (iii):

(iv)  the balance of Unrestricted Cash as at the last day of the most recently completed month;

15. Notwithstanding Sections 7.04(b) and (c) of the Credit Agreement, the Agent and the Lenders hereby confirm acknowledge and agree that the Borrower shall be permitted to deliver or cause to be delivered the Interim Financial Statements in respect of any Fiscal Quarter or Year-End Financial Statements in respect of any Fiscal Year of the Borrower, as applicable, together with a Compliance Certificate in respect of the relevant period certified by the Chief Executive Officer, Chief Financial Officer or other senior officer of the Borrower acceptable to the Agent and, in the case of Year-End Financial statements, a copy of the Borrower's auditor's letter to management, within the time periods permitted under applicable Canadian securities laws.

16. Section 7.04(b) of the Credit Agreement is hereby amended as follows:

2. Quarterly:

(i) within forty-five (45) days after the end of each Fiscal Quarter other than the last Fiscal Quarter in each Fiscal Year the Interim Financial Statements of the Borrower in respect of such Fiscal Quarter, together with a Compliance Certificate in respect of such Fiscal Quarter certified by the Chief Executive Officer, Chief Financial Officer or other senior officer of the Borrower acceptable to the Agent; and

(ii) within (10) Business Days after the receipt by the Agent and the Lenders of the Interim Financial Statements of the Borrower in respect each Fiscal Quarter other than the last Fiscal Quarter, the consolidated financial forecast of the Borrower updated in respect of the most recently completed Fiscal Quarter, including projections in respect of profit and loss, balance sheet, cash flow, Capital Expenditures and financial covenant calculations, including disclosure of all material assumptions utilized and accompanied by management's discussion and analysis;

17. Section 7.04(c) of the Credit Agreement is hereby amended as follows:

(c) Annually:

(i) within ninety (90) days after the end of each Fiscal Year the Year-End Financial Statements of the Borrower in respect of such Fiscal Year, accompanied by a copy of the Borrower's auditor's letter to management; together with a Compliance Certificate in respect of such Fiscal Year certified by the Chief Executive Officer, Chief Financial Officer or other senior officer of the Borrower acceptable to the Agent; and

(ii) within (10) Business Days after the receipt by the Agent and the Lenders of the Year-End Financial Statements of the Borrower the annual consolidated operating budget of the Borrower for such Fiscal Year including projections in respect of profit and loss, balance sheet, cash flow, Capital Expenditures and financial covenant calculations, including disclosure of all material assumptions utilized and accompanied by management's discussion and analysis;

18. Paragraph (i) of Section 7.04(e) of the Credit Agreement is hereby amended to read as follows:

(i) the annual consolidated operating budget of the Borrower for such Fiscal Year;

19. Section 8.01 of the Credit Agreement is hereby amended to delete the "and" at the end of subparagraph (h), to insert a new subparagraph (i) below and to reorder the remainder of the Section accordingly:

(i) a pledge agreement from the Borrower creating a First-Ranking Security Interest in the Cash Collateral, together with a set off agreement in respect thereof; and

20. Article 10 of the Credit Agreement is hereby amended by adding the following Section 10.10:

10.10 - Appointment of Professional Advisor

The Borrower hereby acknowledges that the Agent, may, upon the instructions of the Required Lenders, at any time and from time to time after the occurrence of and during the continuation of an Event of Default, engage a Professional Advisor, at the sole cost and expense of the Borrower, to monitor the Companies' operations, business, financial and other affairs, to review any reporting provided by the Borrower to the Agent pursuant to the terms of this Agreement or the other Loan Documents, and to provide such other reports and other advice as the Agent and the Lenders may require from time to time in respect thereof. The Borrower agrees to, and to cause each of its Subsidiaries to, co-operate fully with such Professional Advisor and provide such Professional Advisor with all information reasonably requested by it or the Agent in connection with the foregoing.

21. Section 11.03(a) of the Credit Agreement is hereby amended by adding the words, "Professional Advisors" after the word "accounting".

22. Section 13.02 of the Credit Agreement is hereby amended as follows:

Whether or not the transactions contemplated by this Agreement are completed or any Advance has been made, the Borrower agrees to pay on demand by the Agent from time to time all reasonable expenses incurred by the Agent or any Lender in connection with this Agreement, the Security and all documents contemplated hereby, specifically including: reasonable expenses incurred by the Agent and the Lenders in respect of due diligence, appraisals, insurance consultations, credit reporting and responding to demands of any Governmental Authority; reasonable legal expenses incurred by the Agent and the Lenders in connection with the preparation and interpretation of this Agreement and the Security and the administration of the Facilities generally, including the preparation of waivers and partial discharges of Security; and all reasonable legal expenses incurred by the Agent and the Lenders in connection with the protection and enforcement of the Security; and all fees of Professional Advisors as contemplated herein.

23. Section 13.04 of the Credit Agreement is hereby amended by adding the words "and Professional Advisors'" after the words "including reasonable legal".

24. Exhibit G to the Credit Agreement is hereby deleted and replaced with the Exhibit G attached hereto.

25. The Borrower hereby represents and warrants to the Agent and the Lenders that, after giving effect to the provisions of this Agreement, all representations and warranties contained in the Credit Agreement are true, correct and complete in all material respects as if made on the date hereof (unless expressly stated to apply only as at a specific earlier date), except that the following Schedules to the Credit Agreement shall be replaced with the corresponding Schedules attached hereto:

Schedule 6.01(j) - Owned Properties

Schedule 6.01(q)- Litigation

26. This agreement shall become effective on the date (the "Amendment Closing Date") when each of the following conditions precedent has been either satisfied to the satisfaction of or waived by the Agent and the Lenders in their discretion:

1. the Borrower shall have delivered to the Agent the Security contemplated in this Agreement;

2. the Borrower shall have provided an officer's certificate in respect of the Borrower, including certified copies of resolutions of its directors concerning the due authorization, execution and delivery of this agreement and such related matters as the Lenders may require;

3. the Agent shall have received a certificate of status, certificate of compliance or similar certificate for the Borrower issued by its governing jurisdiction;

4. the Borrower shall have caused to be delivered to the Agent the opinions of the solicitors for the Borrower regarding its corporate status, the due authorization, execution, delivery of and enforceability of this agreement and the Security contemplated herein;

5. the Borrower shall have paid to the Agent, or made arrangements satisfactory to the Agent for the payment of, all fees in respect of the amendments to the Credit Agreement contemplated herein as agreed in writing between the Borrower and the Agent; and

6. the Agent and the Lenders shall have received such additional evidence, documents or undertakings as they may require in connection with the amendments to the Credit Agreement contemplated herein.

27. The Borrower hereby represents, warrants, acknowledges and agrees with the Agent that all Guarantees and Security provided by it or by any of its Subsidiaries to the Agent prior to the date of this agreement continue in full force and effect, except that the following Schedules to the Credit Agreement shall be replaced with the corresponding Schedules attached hereto:

Schedule 6.01(j) - Owned Properties

Schedule 6.01(q) - Litigation

28. All provisions of the Credit Agreement are hereby amended as the context may require in order to give effect to the intention of this agreement. On and after this date, each reference in the Credit Agreement to "this Agreement" and each reference to the Credit Agreement in any of the Loan Documents and any and all other agreements, documents and instruments delivered by any of the Lenders, the Agent, the Borrower or any other Person in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby. Except as specifically amended by this agreement, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

29. This agreement shall be interpreted in accordance with the laws of the Province of Ontario. Without prejudice to the right of the Agent and the Lenders to commence any proceedings with respect to this agreement in any other proper jurisdiction, the parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

30. This agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same agreement. This agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.

31. This agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any party with any other corporation.

(The remainder of this page is intentionally blank. Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this agreement.

ORGANIGRAM HOLDINGS INC. By: "Greg Engel" name: Greg Engel title: Chief Executive Officer By: "Derrick West" name: Derrick West title: Chief Financial Officer

BANK OF MONTREAL, as Administrative Agent By: "Francois Wentzel" name: Francois Wentzel title: Managing Director By: "Heather Rashotte" name: Heather Rashotte title: Associate Director	BANK OF MONTREAL, as a Lender By: "Heather Rashotte" name: Heather Rashotte title: Associate Director By: "Hassan Baig" name: Hassan Baig title: Associate Director

 CANADIAN WESTERN BANK,

as a Lender

By: "Craig Preiksaitis"

 name: Craig Preiksaitis

 title: Sr. Manager Corporate Lending

By: "John Cherian"

 name: John Cherian

 title: Managing Director & Head Corporate

  Lending

CONCENTRA BANK, as a Lender By: "Casey Fox" name: Casey Fox title: Commercial Banking Director By: "Todd Kemp" name: Todd Kemp title: Syndicated Lending Director

FARM CREDIT CANADA, as a Lender By: "Kent Cunnington" name: Kent Cunnington title: Senior Corporate & Commercial Credit Manager

EXHIBIT G -COMPLIANCE CERTIFICATE

To: Bank of Montreal, as Administrative Agent (the "Agent")

This Compliance Certificate is delivered pursuant to the credit agreement made among Organigram Holdings Inc. as borrower (the "Borrower"), Bank of Montreal and certain other lenders as lenders, and Bank of Montreal as administrative agent for the lenders from time to time thereunder, dated as of May 31, 2019 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the "Credit Agreement"). Terms used herein as defined terms shall have the respective meanings ascribed in the Credit Agreement, unless otherwise defined herein.

The undersigned officer of the Borrower hereby certifies on behalf of the Borrower and without personal liability as follows:

1. This Compliance Certificate is provided in respect of the fiscal period of the Borrower comprised of the immediately preceding four Fiscal Quarters ended                                                         (the "Fiscal Period").

2. Delivered herewith are the [Interim Financial Statements / Year-end Financial Statements], accompanied by management's discussion and analysis together with a management-prepared reconciliation and all other information reasonably required by the Agent showing all adjustments required to reflect Adjusted GAAP.

3. Delivered herewith is a copy of the Borrower's auditor's letter to management. [note - delete if not Fiscal Year]

[Note - delete paragraphs 4 and 5 if after the Conversion Date]

4. EBITDA for the Fiscal Quarter ended _____________ is_____________ [note - see Section 7.03(a) for minimum EBITDA requirements]

5. The ratio of Total Funded Debt to Tangible Net Worth is ______________________ determined as follows (note: may not exceed 0.50:1 at any time):

Total Funded Debt:                                      ; divided by

Tangible Net Worth:__________________;

equals:______________________

[Note - delete paragraphs 6, 7, 8 and 9 if prior to the Conversion Date]

6. EBITDA for the Fiscal Period is ________________. Attached hereto are details of all adjustments to EBITDA in respect of the Fiscal Period.  [Note - see definition of EBITDA for permitted adjustments]

7. The Total Funded Debt to EBITDA Ratio is __________________, determined as follows (note: may not exceed 4.00 to 1 at any time):

Total Funded Debt:                                      ;  divided by

EBITDA: ____________________________;

equals:                                            .

8. The Senior Funded Debt to EBITDA Ratio is ____________________, determined as follows (note: may not exceed 3.25 to 1 at any time):

Senior Funded Debt:                                   ;  divided by

EBITDA: ____________________________;

equals:

9. The Fixed Charge Ratio is ____________________________, determined as follows: (note: may not be less than 1.25 to 1 at any time):

EBITDA:______________________; less

Cash Taxes: _________________; less

Distributions paid in cash  ___________________; less

Capital Expenditures not financed by Permitted Funded Debt: ____________

equals:___________________; divided by

Funded Debt Service: ___________________

equals:______________________.

10. The Borrower hereby certifies that as at the date hereof:

A. the representations and warranties in the Credit Agreement are true and correct in all material respects as if made on the date hereof, except for any such representations and warranties which are expressly stated therein to have been made only as at the date of the Credit Agreement; and

B. no Default or Event of Default has occurred and is continuing.

Dated this ____________ day of _______________ , _____________.

__________________________________________ Name: Title:

See attachments.

Updated Schedules

See Attached

Schedules to Credit Agreement

6.01(j) - Owned Properties

[Redacted]

6.01(q) - Litigation

[Redacted]